UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE

Mail Stop 3561
      	November 21, 2007

Mark A. Borer
Chief Executive Officer
DCP Midstream Partners, LP
370 17th Street, Suite 2775
Denver, Colorado 80202

      Re:	DCP Midstream Partners, LP
      Registration Statement on Form S-3
   File No. 333-146832
		Filed October 22, 2007
		Form 10-K for the Fiscal Year Ended December 31, 2006
		Filed March 14, 2007
		File No. 1-32678

Dear Mr. Borer:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General
1. We note the statement on page 35 and elsewhere that some officers of DCP Midstream, LLC provide services to you and devote significant time to the business of DCP Midstream, LLC. However, you state on page 133 that your general partner`s four executive officers and five additional employees are "solely dedicated to our operations and management." Please tell us the allocation of time in percentage form that officers and directors devote to you as compared to your affiliates.

Critical Accounting Policies and Estimates, page 59
2. Please revise the discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the accounting policy disclosures in the financial statement footnotes. Discuss the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Please provide us with a copy of the draft disclosure to appear in future filings.

Financial Statements, page 82
Consolidated Statements of Cash Flows, page 88
3. Please disclose your non-cash investing and financing activities.
Refer to paragraph 32 of SFAS 95. Please provide us with a copy of the draft disclosure to appear in future filings.

Notes to Consolidated Financial Statements, page 89

4. Acquisition, page 97
4. We note you acquired your wholesale propane logistics business from DCP Midstream, LLC for approximately $82.9 million. We also note this transaction represented a transfer of assets between entities under common control and therefore, was recorded as if the transfer occurred at the beginning of the period. Please reconcile for us the $56.7 million in net assets recorded for this transaction to the $69.6 million of net assets for the wholesale propane logistics business as of the beginning of the period.

5. Agreements and Transactions with Affiliates, page 100
5. We note you transact business with subsidiaries and affiliates of
DCP Midstream, LLC. Please tell us whether the table on page 104 includes transactions with subsidiaries and affiliates of DCP Midstream, LLC or whether the amounts represent only transactions with DCP Midstream, LLC. If the table does not include transactions with subsidiaries and affiliates of DCP Midstream, LLC, please expand the table to include such information. Please provide us with a copy of the draft disclosure to appear in future filings.

Other Agreements and Transactions with DCP Midstream, LLC, page
102
6. Your statement of operations indicates that you sell natural gas, propane, NGLs and condensate to affiliates as well as purchase natural gas, propane and NGLs from affiliates. Based on information provided in this footnote, it appears that most of these affiliate revenues and affiliate purchases relate to contractual relationships regarding the Pelico system. Please provide us with more information regarding your contractual relationships around the Pelico system and your basis for recording revenues gross or net. In doing so, please tell us how revenues were recorded prior to the amendment made in February 2006 and the basis for your accounting treatment. Also tell us the specific item(s) which were amended in the agreement and its resultant impact on your previous accounting.

14. Equity-Based Compensation, page 113
7. Please tell us and disclose how you value each of your equity-based instruments granted under your long-term incentive plan. Please include the method you use to estimate the fair value of the award and the assumptions used. Refer to paragraph A240.e. of SFAS
123(R). Please provide us with a copy of the draft disclosure to appear in future filings.

19. Quarterly Financial Data (Unaudited), page 122
8. We note your table presenting the consolidated results of operations excluding the wholesale propane logistics business combined with the table presenting the results of operations for the wholesale propane logistics business does not equal the table presenting the consolidated results of operations for the 2006 fourth quarter and total columns. Please advise or revise.

Form 10-Q for the quarterly period ended September 30, 2007

Notes to Condensed Consolidated Financial Statements, page 19

Partnership Equity and Distributions, page 18
9. We note you met the "second target distribution" in the first and second quarters of 2007 resulting in increased distributions to the general partner. These payments appear to have been classified as equity distributions in the periods of payment. Since the incentive distributions appear to contain an element of compensation for the general partner`s performance, please tell us what consideration, if any, was given to classify these payments as compensation to the general partner.




Closing Comments


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any accounting-related questions may be directed to Yong Kim, Staff Accountant, at (202) 551-3323 or William Choi, Accounting Branch Chief at (202) 551- 3716. Questions on other disclosure issues may be directed to James Lopez at (202) 551-3536 or Mara Ransom, Legal Branch Chief, at (202) 551-3264.

								Sincerely,



								H. Christopher Owings
      Assistant Director

cc:	Robert Hunt
	Fax: (713) 615-5484

Mark A. Borer, Chief Executive Officer
DCP Midstream Partners, LP
November 21, 2007
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